FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 7th November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

Date of Notification to RDS plc: 6 November 2007
Today's date: 7 November 2007

Name of Issuer: Royal Dutch Shell plc

Date of transaction ("DATE"): 5 November 2007
Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Name of Directors:
Directors who have interests in the employee share plans (names listed below)

Nature of the transaction:
Exercise of stock options in relation to one of the group employee share plans.

Consideration for the transaction:
Consideration paid upon exercise of the options or rights is the market value of the shares underlying the option or rights at the time of the grant(s).

DIRECTOR
Malcolm Brinded	10774 at GBP 15.28
20000 at GBP 12.63

Class of security:

Royal Dutch Shell Class B - ordinary shares ("RDSB")

Name of contact: Mark Edwards

Phone number of contact: 020 7934 2817

This Report on Form 6-K is incorporated by reference into:
a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 7 November 2007